UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-40533

Dingdong (Cayman) Limited

Building T4, Zhangjiang Science Gate,

Lane 188 Yuren Road

Shanghai, 200120

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Dingdong (Cayman) Limited Announces Fourth Quarter 2024 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dingdong (Cayman) Limited

By:	/s/ Changlin Liang

Name:	Changlin Liang
Title:	Director and Chief Executive Officer

Date: March 7, 2025

Exhibit 99.1

Dingdong (Cayman) Limited Announces Fourth Quarter 2024 Financial Results

SHANGHAI, March 6, 2025 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, with advanced supply chain capabilities, today announced its unaudited financial results for the quarter ended December 31, 2024.

Fourth Quarter 2024 Highlights:

•

GMV for the fourth quarter of 2024 increased by 18.4% year over year to RMB6,546.6 million (US$896.9 million) from RMB5,530.3 million in the same quarter of 2023. It has increased on a year-over-year basis for four straight quarters.

•

Non-GAAP net income for the fourth quarter of 2024 increased by 617.9% year over year to RMB116.7 million (US$16.0 million), the ninth consecutive quarter of non-GAAP profitability, compared with non-GAAP net income of RMB16.3 million in the same quarter of 2023.

•

Net income for the fourth quarter of 2024 was RMB91.6 million (US$12.5 million), the fourth consecutive quarter of profitability, compared with a net loss of RMB4.4 million in the same quarter of 2023.

•	Net cash provided by operating activities for the fourth quarter of 2024 was RMB190.9 million (US$26.2 million), the sixth consecutive quarter of net operating cash inflow.

Mr. Changlin Liang, Founder and Chief Executive Officer of Dingdong, stated, “As of the fourth quarter of 2024, we achieved non-GAAP profitability for the ninth consecutive quarter and GAAP profitability for the fourth consecutive quarter. Additionally, we have recorded positive year-over-year revenue growth for four straight quarters. The rapid performance growth is mainly fueled by the increasing user penetration rate, improved user conversion rates, higher user ARPU. We also accelerated the development of our forward warehouse network in Jiangsu, Zhejiang, and Shanghai regions. Over the past year, we have developed a variety of products, including our popular crabs and Dingdong's customized pumpkin raw milk. Looking ahead, we are committed to expanding our mission of creating high-quality products that are also reasonably priced. Better products, better service to the clients are our mission and original aspiration.”

Mr. Song Wang, Chief Financial Officer of Dingdong, stated, “In the fourth quarter of 2024, our revenue reached 5.91 billion RMB, an increase of 18.3% compared to the previous year. Meanwhile, GMV totaled 6.55 billion RMB, an 18.4% year-over-year rise. Non-GAAP net profit margin was 2%, resulting in a net profit of 116.7 million RMB. GAAP net profit margin was 1.6%, which amounted to a net profit of 91.6 million RMB. Additionally, the operating net cash inflow was 190.9 million RMB, resulting in positive net inflow for six consecutive quarters. Through high-quality growth and sustained profitability, Dingdong will continue to tackle challenging tasks with a pragmatic approach, aiming to satisfy consumers with excellent products and services while establishing our own differentiated path through stable quality and supply capabilities.”

Fourth Quarter 2024 Financial Results

Total revenues were RMB5,905.0 million (US$809.0million) compared with total revenues of RMB4,993.5 million in the same quarter of 2023, increased by 18.3% year over year, primarily attributed to the increased numbers of transacting users, improved user conversion rates, higher user ARPU, increased frequency of monthly purchases and expanding our station network in Jiangsu, Zhejiang, and Shanghai this year.

•	Product Revenues were RMB5,822.5 million (US$797.7 million) compared with product revenues of RMB4,922.4 million in the same quarter of 2023.

•

Service Revenues were RMB82.5 million (US$11.3 million) compared with service revenues of RMB71.0 million in the same quarter of 2023, primarily driven by the increase of customers subscribing to Dingdong's membership program.

Exhibit 99.1

Total operating costs and expenses were RMB5,848.0 million (US$801.2 million) compared with RMB5,029.8 million in the same quarter of 2023, with a detailed breakdown as below:

•

Cost of goods sold was RMB4,120.8 million (US$564.5 million), an increase of 18.8% from RMB3,467.8 million in the same quarter of 2023. Cost of goods sold as a percentage of revenues increased slightly to 69.8% from 69.4% in the same quarter of 2023.

•

Fulfillment expenses were RMB1,278.9 million (US$175.2 million), an increase of 9.1% from RMB1,171.7 million in the same quarter of 2023. Fulfillment expenses as a percentage of total revenues decreased to 21.7% from 23.5% in the same quarter of 2023. This was mainly due to the increased order volume boosted operational efficiency. In addition, we optimized the layout of the regional processing centers in the second half of 2023, which will continue to improve their operation efficiency this year.

•

Sales and marketing expenses were RMB137.5 million (US$18.8 million), an increase of 30.8% from RMB105.2 million in the same quarter of 2023. Sales and marketing expenses as a percentage of total revenues increased to 2.3% from 2.1% in the same quarter of 2023, mainly due to the increased spending on sales and marketing activities and more sale and marketing staffs.

•

General and administrative expenses were RMB109.2 million (US$15.0 million), an increase of 16.4% from RMB93.9 million in the same quarter of 2023, mainly due to the increase of professional service fees.

•

Product development expenses were RMB201.6 million (US$27.6 million), a slightly increase of 5.4% from RMB191.2 million in the same quarter of 2023. While advocating for energy and resource saving, we will continue to invest in our product development capabilities, agricultural technology, data algorithms, and other technology infrastructure, to further enhance our competitiveness.

Income from operations was RMB61.5 million (US$8.4 million), compared with operating loss of RMB21.9 million in the same quarter of 2023.

Non-GAAP income from operations, which is a non-GAAP measure for income from operations that excludes share-based compensation expenses, was RMB86.6 million (US$11.9 million), compared with non-GAAP loss from operations of RMB1.2 million in the same quarter of 2023.

Net income was RMB91.6 million (US$12.5 million), compared with net loss of RMB4.4 million in the same quarter of 2023. Net margin was 1.6% compared with negative 0.1% in the same quarter of 2023.

Non-GAAP net income, which is a non-GAAP measure that excludes share-based compensation expenses, was RMB116.7 million (US$16.0 million), increased by 617.9% year over year, compared with non-GAAP net income of RMB16.3 million in the same quarter of 2023. In addition, non-GAAP net income margin, which is the Company’s non-GAAP net income as a percentage of total revenues, was 2.0% compared with 0.3% in the same quarter of 2023.

Basic and diluted net income per share was RMB0.27 (US$0.04) and RMB0.26 (US$0.04), respectively, compared with net loss per share of RMB0.02 and RMB0.02 in the same quarter of 2023. Non-GAAP net income per share, basic and diluted, was RMB0.35 (US$0.05) and RMB0.33 (US$0.05), respectively, compared with RMB0.04 and RMB0.04 in the same quarter of 2023.

Cash and cash equivalents, restricted cash and short-term investments were RMB4,452.2 million (US$609.9 million) as of December 31, 2024, compared with RMB5,309.7 million as of December 31, 2023. We have been working diligently to optimize our capital usage and financing structure. The total balance of cash and cash equivalents, restricted cash and short-term investments deducting the balance of short-term borrowings, is RMB2.85 billion, a net increase for the sixth consecutive quarter.

Guidance

Exhibit 99.1

The Company is looking to sustain year-over-year growth in scale and achieve non-GAAP profits in the first quarter of 2025.

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. Eastern Time on Thursday, March 6, 2025 (8:00 P.M. Beijing Time on the same day) to discuss the financial results. The presentation and question and answer session will be presented in both Mandarin and English. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Conference ID:	4474666

The replay will be accessible through March 13, 2025 by dialing the following numbers:

International:	1-412-317-0088
United States:	1-877-344-7529
Access Code:	7865911

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.100.me.

About Dingdong (Cayman) Limited

We are a leading fresh grocery e-commerce company in mainland China, with sustainable long-term growth. We directly provide users and households with fresh groceries, prepared food, and other food products through delivering a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers' evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be the first choice for fresh and food shopping.

For more information, please visit: https://ir.100.me.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP net income, non-GAAP net income margin, non-GAAP net income attributable to ordinary shareholders and non-GAAP net income per share, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows

Exhibit 99.1

data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the fresh grocery ecommerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh

ir@100.me

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,209,225	887,427	121,577
Restricted cash	480	2,788	382
Short-term investments	4,099,977	3,561,977	487,989
Accounts receivable, net	107,879	125,896	17,248
Inventories, net	471,872	553,601	75,843
Advance to suppliers	73,732	62,730	8,594
Prepayments and other current assets	187,486	170,753	23,393
Total current assets	6,150,651	5,365,172	735,026

Non-current assets:
Property and equipment, net	189,084	176,290	24,152
Operating lease right-of-use assets	1,262,134	1,464,791	200,676
Other non-current assets	96,687	111,395	15,260
Total non-current assets	1,547,905	1,752,476	240,088

TOTAL ASSETS	7,698,556	7,117,648	975,114

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,422,183	1,660,472	227,484
Customer advances and deferred revenue	240,280	279,276	38,261
Accrued expenses and other current liabilities	656,408	767,082	105,090
Salary and welfare payable	233,073	317,152	43,450
Operating lease liabilities, current	653,529	640,245	87,713
Short-term borrowings	3,300,214	1,606,253	220,056
Total current liabilities	6,505,687	5,270,480	722,054

Non-current liabilities:
Operating lease liabilities, non-current	568,039	780,036	106,864
Other non-current liabilities	126,206	143,118	19,607
Total non-current liabilities	694,245	923,154	126,471

Exhibit 99.1

TOTAL LIABILITIES	7,199,932	6,193,634	848,525

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
		(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Mezzanine Equity:
Redeemable noncontrolling interests	116,090	125,403	17,180

TOTAL MEZZANINE EQUITY	116,090	125,403	17,180

Shareholders' equity:
Ordinary shares	4	4	1
Additional paid-in capital	14,061,991	14,181,030	1,942,793
Treasury stock	(20,666)	(51,176)	(7,011)
Accumulated deficit	(13,679,964)	(13,384,881)	(1,833,721)
Accumulated other comprehensive loss	21,169	53,634	7,347

TOTAL SHAREHOLDERS' EQUITY	382,534	798,611	109,409

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	7,698,556	7,117,648	975,114

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,
	2023	2024	2024
	RMB	RMB	US$
	(Unaudited)
Revenues:
Product revenues	4,922,419	5,822,527	797,683
Service revenues	71,035	82,495	11,302

Total revenues	4,993,454	5,905,022	808,985

Operating costs and expenses:
Cost of goods sold	(3,467,818)	(4,120,793)	(564,546)
Fulfillment expenses	(1,171,734)	(1,278,904)	(175,209)
Sales and marketing expenses	(105,168)	(137,513)	(18,839)
Product development expenses	(191,218)	(201,632)	(27,623)
General and administrative expenses	(93,850)	(109,195)	(14,961)

Total operating costs and expenses	(5,029,788)	(5,848,037)	(801,178)

Other operating income, net	14,452	4,534	621
(Loss) /income from operations	(21,882)	61,519	8,428
Interest income	42,292	37,879	5,189
Interest expenses	(21,241)	(6,852)	(939)
Other (expenses)/income, net	(724)	2,875	394

(Loss)/Income before income tax	(1,555)	95,421	13,072

Income tax expenses	(2,833)	(3,830)	(524)

Net (loss)/income	(4,388)	91,591	12,548

Accretion of redeemable noncontrolling interests	(2,230)	(2,409)	(330)

Net (loss) /income attributable to ordinary shareholders	(6,618)	89,182	12,218

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,
	2023	2024	2024
	RMB	RMB	US$
	(Unaudited)
Net (loss) /income per Class A and Class B ordinary share:
Basic	(0.02)	0.27	0.04
Diluted	(0.02)	0.26	0.04
Shares used in net (loss) /income per Class A and Class B ordinary share computation:
Basic	324,976,237	324,500,919	324,500,919
Diluted	324,976,237	337,933,639	337,933,639
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(26,288)	55,517	7,606

Comprehensive (loss) /income	(30,676)	147,108	20,154

Accretion of redeemable noncontrolling interests	(2,231)	(2,409)	(330)

Comprehensive (loss) /income attributable to ordinary shareholders	(32,907)	144,699	19,824

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,
	2023	2024	2024
	RMB	RMB	US$
	(Unaudited)

Net cash generated from operating activities	119,835	190,878	26,150

Net cash generated/(used in) investing activities	186,761	(158,850)	(21,762)

Net cash used in financing activities	(393,781)	(49,678)	(6,806)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(818)	3,425	469
Net decrease in cash and cash equivalents and restricted cash	(88,003)	(14,225)	(1,949)

Cash and cash equivalents and restricted cash at the beginning of the period	1,297,708	904,440	123,908
Cash and cash equivalents and restricted cash at the end of the period	1,209,705	890,215	121,959

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,
	2023	2024	2024
	RMB	RMB	US$
	(Unaudited)
(Loss) /income from operations	(21,882)	61,519	8,428
Add: share-based compensation expenses (1)	20,639	25,073	3,434

Non-GAAP (loss)/income from operations	(1,243)	86,592	11,862

Operating margin	(0.4% )	1.1%	1.1%
Add: share-based compensation expenses	0.4%	0.4%	0.4%
Non-GAAP operating margin	0.0%	1.5%	1.5%

Net (loss)/income	(4,388)	91,591	12,548
Add: share-based compensation expenses (1)	20,639	25,073	3,434

Non-GAAP net income	16,251	116,664	15,982

Net (loss)/income margin	(0.1% )	1.6%	1.6%
Add: share-based compensation expenses	0.4%	0.4%	0.4%
Non-GAAP net income margin	0.3%	2.0%	2.0%

Net (loss) /income attributable to ordinary shareholders	(6,618)	89,182	12,218

Add: share-based compensation expenses (1)	20,639	25,073	3,434

Non-GAAP net income attributable to ordinary shareholders	14,021	114,255	15,652

Net (loss) /income per Class A and Class B ordinary share:
Basic	(0.02)	0.27	0.04
Diluted	(0.02)	0.26	0.04
Add: share-based compensation expenses
Basic	0.06	0.08	0.01
Diluted	0.06	0.07	0.01
Non-GAAP net income per Class A and Class B ordinary share:

Basic	0.04	0.35	0.05
Diluted	0.04	0.33	0.05

(1) Share-based compensation expenses are recognized as follows:

For the three months ended December 31,
2023	2024	2024

Exhibit 99.1

	RMB	RMB	US$
	(Unaudited)

Fulfillment expenses	3,551	4,148	568
Sales and marketing expenses	(341)	1,520	208
Product development expenses	12,361	12,468	1,708
General and administrative expenses	5,068	6,937	950

Total	20,639	25,073	3,434